[Letterhead of Wachtell, Lipton, Rosen & Katz]

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Nicholas P. Panos

Re:	Hilltop Holdings Inc. Schedule TO-I Filed September 23, 2020 File No. 005-79781

Dear Mr. Panos:

On behalf of our client, Hilltop Holdings Inc. (the “Company”), set forth below are responses to comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in its letter dated September 28, 2020 with respect to the Schedule TO-I filed by the Company on September 23, 2020 (File No. 005-79781) (the “Schedule TO”).

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response. Concurrently with filing this letter, the Company is filing Amendment No. 1 to the Schedule TO (“Amendment No. 1”), which includes revisions to the Schedule TO in response to the Staff’s comments.

Exhibit (a)(1)(i) – Offer to Purchase

General

1.	In the appropriate section(s) of the Offer to Purchase, please disclose (consistent with the instructions to the Letter of Transmittal) that tendered shares will be rejected if a tendering stockholder does not either (1) check a box indicating the price per share at which such stockholder is tendering shares or (2) check the box in the section captioned “Shares Tendered at Price Determined Pursuant to the Tender Offer.” Please also disclose that tendered shares will be rejected if a tendering stockholder checks more than one of those boxes.

Response: In response to the Staff’s comment, the disclosure in the Offer to Purchase has been revised as requested on pages 4, 15 and 20.

2.	The protections afforded by the Private Securities Litigation Reform Act of 1995 are inapplicable in the context of a tender offer. Please revise to remove the implication that any statements within the Offer to Purchase have been made with the Act’s protections.

Response: The Company acknowledges the Staff’s comment and has deleted the reference to the Private Securities Litigation Reform Act of 1995 from page 10 of the Offer to Purchase.

Nicholas P. Panos

U.S. Securities and Exchange Commission

September 29, 2020

3.	We note the statements on pages 12 and 58 of the Offer to Purchase indicating that you may, in your sole discretion, terminate the tender offer. Please revise these statements to clarify, consistent with your disclosures on pages 2 and 27, that you may only exercise your discretion to terminate the tender offer upon the failure of the conditions set forth in Section 7 of the Offer to Purchase.

Response: In response to the Staff’s comment, the disclosure in the Offer to Purchase has been revised on pages 12 and 58.

Number of Shares; Proration, pages 15-17

4.	We note that you expect to “commence payment for any shares purchased pursuant to the tender offer between three to five business days after the Expiration Date.” Please provide us with your analysis as to how the offer complies with the prompt payment provision of Exchange Act Rule 14e-1(c). See Release No. 34-43069 (July 24, 2000) and the text accompanying footnotes 44 and 45.

Response: In response to the Staff’s comment, the Company has amended the Offer to Purchase to clarify that the Company will pay the purchase price promptly following the expiration date of the tender offer, and eliminated the statement regarding not expecting to begin making such payments until at least three or five business days following the Expiration Date.

Conditions of the Tender Offer, pages 26-28

5.	We note that the offer conditions “may be asserted [ ] regardless of the circumstances giving rise to any such condition.” Conditions that are subjectively determinable or within the control of a bidder may result in the offer being deemed illusory in contravention of Section 14(e) of the Exchange Act. Please revise this statement to remove the implication that offer conditions may be triggered by your action or inaction.

Response: In response to the Staff’s comment, the Company has amended the Offer to Purchase on page 28 to eliminate the statement that the offer conditions may be asserted by the Company regardless of the circumstances giving rise to any such condition.

6.	We note the following statements: “Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right. Each such right is an ongoing right and may be asserted at any time and from time to time.” These statements suggest you may become aware that an offer condition has been triggered or otherwise has become incapable of being satisfied, yet the offer may proceed without a disclosure being made. As stated elsewhere in the Offer to Purchase, however, the offer materials must be amended to disclose material changes. To the extent you become aware of any condition being “triggered” that would enable you to terminate the offer or otherwise cancel your obligation to accept tenders, and you elect to proceed with the offer, we view that decision as being tantamount to a waiver of the condition and a material change to the offer. Accordingly, please revise to avoid any inconsistency with respect to your stated understanding of your planned treatment of material changes.

Nicholas P. Panos

U.S. Securities and Exchange Commission

September 29, 2020

Response: In response to the Staff’s comment, the Company has amended the Offer to Purchase on page 28 to clarify that, in certain circumstances, if the Company waives any of the offer conditions, it may be required to extend the offer.

7.	We note the following statement: “Any determination or judgment by us concerning the events described above will be final and binding.” Please revise this statement to remove the implication that stockholders may not challenge your determinations as to whether an offer condition has been triggered in a court of competent jurisdiction.

Response: In response to the Staff’s comment, the disclosure in the Offer to Purchase has been revised on page 28.

Incorporation by Reference, page 29

8.	Item 10 of Schedule TO, titled “Financial Information,” was determined not to be applicable, presumably on grounds that such information was determined to be inapplicable in reliance upon Instruction 2 thereto. Notwithstanding this determination, a decision was nevertheless made to include financial information via this section. To the extent such information was determined to be material, its inclusion contradicts the representation made in response to Item 10. With a view toward revised disclosure, please reconcile these seemingly conflicting disclosures.

Response: The Company respectfully advises the Staff that the financial information included in the Offer to Purchase by means of the incorporation by reference of the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 and the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020 and June 30, 2020 has been voluntarily included. In response to the Staff’s comment, the Company has revised the disclosure in Item 10 of the Schedule TO to clarify that, while such financial information has been voluntarily included, the Company believes that its financial statements are not material, and accordingly such Item is not applicable, because (i) the consideration in the tender offer consists solely of cash, (ii) the tender offer is not subject to any financing condition, and (iii) the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.

Miscellaneous, page 60

9.	We note the following statement: “If, after such good faith effort, we cannot comply with the applicable law and regulation, the tender offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in such jurisdiction.” While offer materials need not be disseminated into jurisdictions where such a distribution would be impermissible, please remove the implication that tendered shares will not be accepted from all shareholders. See Rule 13e-4(f)(8)(i) and guidance in Section II.G.1 of Exchange Act Release No. 58597 (September 19, 2008). Please also make any conforming changes to similar statements in Exhibits (a)(1)(ii) and (vi).

Nicholas P. Panos

U.S. Securities and Exchange Commission

September 29, 2020

Response: In response to the Staff’s comment, the disclosure in the Offer to Purchase has been revised on page 60; the disclosure in the Letter of Transmittal has been revised on page 8; and the disclosure in the Summary Advertisement, dated September 23, 2020, has been revised on page 1.

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If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (212) 403-1314.

Very truly yours,

/s/ David E. Shapiro

David E. Shapiro

cc:	Corey G. Prestidge, Hilltop Holdings Inc.